UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

THE MICHAELS COMPANIES, INC.

(Name of Subject Company)

THE MICHAELS COMPANIES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.067751 per share

(Title of Class of Securities)

59408Q106

(CUSIP Number of Ordinary Shares)

Tim Cheatham

3939 West John Carpenter Freeway

Irving, Texas 75063

(Address of registrant’s principal executive office)

(972) 409-1300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

William M. Shields

Craig E. Marcus

Sarah H. Young

William J. Michener

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by The Michaels Companies, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2021 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Magic MergeCo, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Magic AcquireCo, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.067751 per share (“Shares”), pursuant to the Agreement and Plan of Merger, dated as of March 2, 2021, among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $22.00 per Share, net to the holder of such Share in cash, without interest, but subject to any applicable withholding taxes (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 16, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on March 16, 2021. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Explanatory Note:

This supplemental information should be read in conjunction with this Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that this Schedule 14D-9 discloses all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, the Company wishes to make voluntarily certain supplemental disclosures related to the Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

“Item 3. Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The bold and underlined sentence is added to the second paragraph in the “Conflicts of Interest–(a) Arrangements with Current Executive Officers, Directors and Affiliates of the Company–Employment Agreements and Retention Arrangements Through and Following the Merger” section:

“Although it is possible that the Company, Parent or the Surviving Corporation may enter into such employment agreements or other employment or consultancy arrangements with the Company’s executive officers and certain other key employees, as of the date of this Schedule 14D-9, there are no such agreements, arrangements or understandings. In addition, although the Company’s executive officers have not entered into any agreement, arrangement or understanding with Parent or the Surviving Corporation as of the date of this Schedule 14D-9, Parent has not expressed any intention to terminate any of the Company’s executive officers’ employment upon Closing of the Merger.”

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation–(b) Background and Reasons for the Company Board’s Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The bold and underlined language is added to the fourth sentence of the twenty-second paragraph in the “Background of the Offer” section:

“The Company Board thereafter instructed representatives of UBS to contact four third parties, each a financial sponsor with investments in the consumer and retail industry, whom the Company Board, in discussion with the Company’s advisors, determined could credibly pursue a potential acquisition of the Company on terms that would be competitive with those proposed by Apollo Management IX, to gauge their interest in a potential transaction with the Company.”

The bold and underlined language is added to the twenty-eighth paragraph in the “Background of the Offer” section:

“Also on January 19, 2021, representatives of UBS shared with representatives of Apollo Management IX a draft non-disclosure agreement, as prepared by Ropes & Gray. Thereafter, representatives of each of Ropes & Gray and Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Apollo Management IX (“Paul Weiss”), negotiated a non-disclosure agreement between the Company and Apollo Management IX. The Company and Apollo Management IX subsequently entered into a non-disclosure agreement on January 20, 2021. The non-disclosure agreement contains a stand-still provision for the benefit of the Company, which prevents Apollo Management IX from requesting that the Company amend or waive any provision of the non-disclosure agreement without the Company’s written consent or prior to a fall-away event, but also includes customary fall-away provisions upon the Company’s entry into a change of control transaction.”

The bold and underlined language is added to the thirty-second paragraph in the “Background of the Offer” section:

“On January 21, 2021, representatives of each of Party A’s legal advisors and Ropes & Gray negotiated a non-disclosure agreement on behalf of Party A and the Company, which non-disclosure agreement was entered into on January 22, 2021. The non-disclosure agreement contains a stand-still provision for the benefit of the Company, which prevents Party A from requesting that the Company amend or waive any provision of the non-disclosure agreement without the Company’s written consent or prior to a fall-away event, but also includes customary fall-away provisions upon the Company’s entry into a change of control transaction. Accordingly, after the Company’s entry into the Merger Agreement, no provision in the Company’s non-disclosure agreement with Party A would prevent Party A from making a proposal to acquire the Company during the go-shop period.”

“Item 4. The Solicitation or Recommendation–(d) Opinion of the Financial Advisor to the Company Board” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The language in the second bullet point in the twelfth paragraph in the “Opinion of the Financial Advisor to the Company Board” section is revised as follows:

“EBITDA is defined as operating income before depreciation and amortization;”

The bold and underlined language is added to the four bullet point in the twelfth paragraph in the “Opinion of the Financial Advisor to the Company Board” section:

“Normalized EBITDA, defined as Adjusted EBITDA of the Company, adjusted for the Company’s fiscal year ending February 1, 2020 for 2019 and January 30, 2021 for 2020 (“2020A”) and estimated fiscal years ending 2021 (“2021E”) and 2022 (“2022E”) (in each case, based on a fiscal year ending on the Saturday closest to January 31 of the following year), further adjusted for certain marketing expense of approximately $20 million (applicable only to 2021E) and COVID-19 impact of approximately $55 million (applicable only to 2020A).”

The bold and underlined language is added to the fourth paragraph in the “Opinion of the Financial Advisor to the Company Board–Selected Public Company Analysis” section:

“Based on the selected companies’ TEV/2021E EBITDA and TEV/2022E EBITDA multiples, and using its experience and professional judgment, UBS made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies and selected reference range multiples of (1) 6.0x to 7.5x 2021E Normalized EBITDA and (2) 5.75x to 7.25x 2022E Normalized EBITDA. UBS then applied such multiple ranges to corresponding 2021E and 2022E Normalized EBITDA of the Company of $713 million and $748 million, respectively, as set forth in the Company Forecasts, as provided by management of the Company. UBS then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for the Company Common Stock, as compared to the Merger Consideration, based on 150 million of fully diluted outstanding Company Common Stock based on a $22.00 share price:”

The bold and underlined language is added to the table under the second paragraph in the “Opinion of the Financial Advisor to the Company Board–Selected Transactions Analysis” section:

Announcement; Closing Date	Acquiror	Target	Transaction Value (“TV”) ($mm)	TV/LTM EBITDA
12/20; N/A	Great American Outdoors Group, LLC	Sportsman’s Warehouse Holdings Inc.	788	6.0x
08/20; 12/20	Dufry AG	Hudson Ltd.	1,129	5.7x
06/20; 10/20	Harbin Pharmaceutical Group Co Ltd	GNC Holdings, Inc.	780	6.9x
08/19; 12/19	Franchise Group Inc	Vitamin Shoppe Inc.	206	3.7x
06/19; 8/19	Elliott Management Advisors L.P.	Barnes & Noble Education, Inc.	603	5.7x
06/17; 9/17	Sycamore Partners	Staples Inc.	6,700	5.0x
Mean				5.5x
Median				5.7x

The bold and underlined language is added to the third paragraph in the “Opinion of the Financial Advisor to the Company Board–Selected Transactions Analysis” section:

“With respect to the selected transactions and based on the results of the TV/LTM EBITDA multiples calculations and UBS’s analyses of the various transactions and its experience and professional judgment, UBS selected reference range multiples of 5.0x to 7.0x TV/LTM Normalized EBITDA. UBS then applied such multiple ranges to corresponding financial data for the Company (based on 2020A results provided by management of the Company of $750 million). UBS then derived implied per share reference ranges from the resulting implied Enterprise Value reference ranges, using the net debt and diluted share information described above. This analysis indicated the following implied per share reference ranges for the Company Common Stock, as compared to the Merger Consideration based on 150 million of fully diluted outstanding Company Common Stock based on a $22.00 share price:”

The bold and underlined language is added to the first paragraph in the “Opinion of the Financial Advisor to the Company Board–Discounted Cash Flow Analysis” section:

“UBS performed a discounted cash flow analysis of the Company on a standalone basis using the Company Forecasts, which the Company Board directed UBS to utilize for purposes of its analysis, as provided to UBS by management as of January 18, 2021. UBS calculated a range of implied present values of the standalone after-tax unlevered free cash flows that the Company was forecasted to generate from April 30, 2021 for 2021E through 2025E, as set forth in the Company Forecasts, using discount rates ranging between 9% and 11%, which range was selected by UBS in its experience and professional judgment and based on the Company’s estimated weighted average cost of capital (“WACC”) using the capital asset pricing model, together with a size premium. UBS also calculated estimated terminal values for the Company as of the 2025 fiscal year ending on the Saturday closest to January 31 of the following year, based on the estimated standalone Reported EBITDA, as set forth and defined in the Company Forecasts, using terminal multiples of 6.0x to 7.5x, which range was selected by UBS in its experience and professional judgment. The estimated terminal value and the projected cash flows were then discounted to present value as of April 30, 2021 using discount rates ranging between 9% and 11%, which range was selected by UBS in its experience and professional judgment and based on the Company’s estimated WACC. The equity value was then discounted to present value as of January 30, 2021 using discount rates ranging between 9% and 11% which range was selected by UBS in its experience and professional judgment and based on the Company’s estimated WACC. UBS derived an implied per share reference range from the resulting implied Enterprise Value reference range, using the net debt, which was based on estimated cash of approximately $915 million and approximately $2,552 million of debt, each as of April 30, 2021, calculated including cash grants for fiscal year 2020 and diluted share information described above. This analysis resulted in the following implied per share reference range for the Company Common Stock as compared to the Merger Consideration, as of January 30, 2021, based on 150 million of fully diluted outstanding Company Common Stock based on a $22.00 share price:”

The bold and underlined language is added to the first paragraph in the “Opinion of the Financial Advisor to the Company Board–Other Information” section:

•

“the historical closing trading prices for the Shares during the 52-week period ended February 26, 2021, which reflected low and high stock prices during such period ranging from $1.46 to $17.47 per share, as compared to the closing price of the Shares on February 26, 2021, the last trading day prior to market rumors of a potential transaction involving the Company, of $15.00 per share and the Merger Consideration of $22.00 per share;

•

one-year forward stock price targets for the Shares in recently published, publicly available research analysts’ reports, which indicated low and high stock price targets discounted by one year ranging from $11.71 to $22.52 per share, as compared to the Merger Consideration of $22.00 per share. UBS presented a FactSet consensus (a data source containing historical and estimated financial data) to the Company Board, which consisted of the following five individual analyst price targets and price rating dates:

1. $13 – February 23, 2021;

2. $16 – January 27, 2021;

3. $13 – January 5, 2021;

4. $25 – December 8, 2020; and

5. $NA – December 3, 2020.

•

a comparison of precedent 1-Day premia paid for acquisitions of US public targets with implied enterprise value of $3 billion - $7 billion of 25% - 35%, which resulted in a reference range of implied equity value per Share of approximately $18.75 to $20.25, as compared to the Merger Consideration of $22.00 per share.”

The bold and underlined language is added to the second paragraph in the “Opinion of the Financial Advisor to the Company Board–Miscellaneous” section:

“In the ordinary course of business, UBS and / or its affiliates have provided investment banking services unrelated to the Transactions to the Company and its affiliates, Bain Capital Integral Investors 2006, LLC and BCIP TCV, LLC (together, “Bain Capital”), the Purchaser and its affiliates and received compensation for such services. In particular, since February 1, 2019, UBS has acted with respect to the Company as (i) co-manager in connection with an offering of debt securities by the Company, (ii) joint bookrunner in connection with an offering of debt securities by the Company and (iii) agent in connection with the repurchase of equity securities by the Company, with aggregate fees currently estimated to be approximately $1.3 million and separately provided investment banking services (comprised of commercial banking and other financial services including mergers and acquisitions, capital markets, leveraged finance, debt and equity securities offerings and trading desk services) to Bain Capital, its affiliates and other portfolio companies unrelated to the Transactions and received aggregate fees currently estimated to be approximately $22.2 million. Further, since February 1, 2019, UBS has provided investment banking services (comprised of commercial banking and other financial services including mergers and acquisitions, capital markets, leveraged finance, debt and equity securities offerings and trading desk services) to the Purchaser and/or its affiliates (including portfolio companies) unrelated to the Transactions and received aggregate fees currently estimated to be approximately $17.6 million. In addition, in the ordinary course of business, UBS, its affiliates and its and their respective employees may currently own or trade loans, debt and/or equity securities of the Company and its affiliates (including Bain Capital), and/or the Purchaser and its affiliates for its own account or for the accounts of customers, and may at any time hold a long or short position in such securities.”

Item 8. Additional Information.

“Item 8. Additional Information–Certain Company Management Forecasts–Certain Unaudited Prospective Financial Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

The language in the first footnote to the table after the fourth paragraph in the “Certain Company Management Forecasts–Certain Unaudited Prospective Financial Information” section is revised as follows:

“EBITDA is defined as operating income before depreciation and amortization.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MICHAELS COMPANIES, INC.

By:	/s/ Ashley Buchanan
	Name:	Ashley Buchanan
	Title:	Chief Executive Officer

April 2, 2021